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                             October 27, 2022

       John Noble Harris
       Chief Executive Officer
       Blackstar Enterprise Group, Inc.
       4450 Arapahoe Ave., Suite 100
       Boulder, CO 80303

                                                        Re: Blackstar
Enterprise Group, Inc.
                                                            Amendment No. 5 to
                                                            Registration
Statement on Form S-1
                                                            Filed September 22,
2022
                                                            File No. 333-257978

       Dear John Noble Harris:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2022 letter.

       Amendment to Form S-1 filed September 22, 2022

       BlackStar Digital Trading Platform, page 38

   1. Refer to your responses to comment 2 and related comments in our letters dated
                                                        December 28, 2021 and
April 14 and June 27, 2022. In the last full paragraph on page 41, you state "Our
BlackStar Electronic Fungible Shares are proposed to be traded on the blockchain on our BDTP
TM and the rights and privileges to each shareholder of the
                                                        electronic fungible
shares is the same as any certificated common shares of the Company.
                                                        . . . [T]he electronic
fungible shares would be no different from DTCC held shares, except being traded in
blockchain transactions. Trading on private blockchain technology is compatible with the
existing trading system because it can be programmed to follow the
 John Noble Harris
Blackstar Enterprise Group, Inc.
October 27, 2022
Page 2
      same protocols and rules as every other approved trading system. The Broker Dealer will double-encrypt the customer data and send it to the BDTP TM platform, while freezing the data in the customer's account. There is no difference in how orders are currently sent to market makers or Exchanges, but the benefit of BDTP TM is that there are additional security features, a prohibition on short selling, and customer execution of their own order."

      This disclosure implies that the electronic fungible shares will not be cleared through
      DTCC and is not consistent with your statements that the electronic fungible shares are the "same as DTCC eligible book-entry securities" and that you are not attempting to
      "tokenize" your common stock. Please reconcile your disclosure throughout and provide your analysis how the electronic fungible shares as currently described on pages 39-42 do not represent "tokenized" securities.
Regulatory Challenges of our Business Concept (BDTP TM), page 44

2. Refer to your response to comment 5. Please specify your timeframe for initiating the regulatory approval process or, if this is not yet known, discuss the factors you will consider in determining when to initiate this process.
Part II. Information Not Required In Prospectus
Item 16. Exhibits and Financial Statement Schedules
Exhibit 5.1 Legal Opinion, page 72

3. Please refile the legal opinion as Exhibit 5.1 and include a hyperlink in the exhibit index.
      Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-
3217 with any questions.



                                                             Sincerely,
FirstName LastNameJohn Noble Harris
                                                             Division of
Corporation Finance
Comapany NameBlackstar Enterprise Group, Inc.
                                                             Office of Finance
October 27, 2022 Page 2
cc:       Christen Lambert
FirstName LastName